UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated October 21, 2010, announcing that the Company successfully completed issuance of a US$650 million convertible bond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: October 25, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

NEWS RELEASE

SDRL - Seadrill successfully completes issuance of US$650 million convertible bond

Hamilton, Bermuda, October 21, 2010 – Seadrill Limited announces today that it has successfully completed a seven year US$650 million convertible bond in the international market.

The senior, unsecured bonds will have an annual coupon of 3.375% payable semi-annually in arrear and a conversion premium of 30% over the volume weighted average price of the Company's shares on the Oslo Stock Exchange (converted into US$) up to the pricing of the bonds on October 21, 2010 (the "Reference Price").

The Reference Price of the Company's common shares was set at US$29.9363 (based on a volume weighted average price of NOK173.96 between launch and pricing).

The convertible bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature in October 2017. Holders of the bonds will be entitled to require an early redemption of the bonds on the fifth anniversary after the issue date, at the principal amount together with accrued interest.

Seadrill will have the right to call the bonds after five years plus 21 days, if the value of the Seadrill shares underlying one bond on the Oslo Stock Exchange (translated into US$) exceeds, for a specified period of time, 150% of the principal amount of the bond.

The bonds are expected to be issued on or around October 27, 2010.

Seadrill has in the recent months seen signs of strengthening offshore drilling market. The number of enquiries from oil companies is increasing in all segments where Seadrill operates, particularly focusing on modern equipment managed by experienced operators. Seadrill believes that this trend will continue in the years to come and wants to capitalize on these opportunities and continue to grow. Having recently entered into two newbuilding contracts for additional jack-up rigs capacity at attractive pricing levels, the Company is currently in advanced discussions regarding other growth investments. These will further position Seadrill as a company focused on rapid growth with modern premium assets. The proceeds from the issuance will be used to part finance these investments.  A portion of the proceeds may be used to buy back part of Seadrill's existing convertible bonds.

This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to subscribe for any securities of Seadrill Limited.

Analyst contact:
Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact:
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

IMPORTANT NOTE
NOT FOR DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN OR ITALY, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

This press release is for information purposes only and does not constitute or form part of, and should not be construed as an offer or an invitation to sell or issue, or the solicitation of any offer to buy or subscribe for, any securities.  In connection with this transaction there has not been, nor will there be, any public offering of the Bonds.  No prospectus will be prepared in connection with the offering of the Bonds.  The Bonds may not be offered to the public in any jurisdiction in circumstances which would require Seadrill to prepare or register any prospectus or offering document relating to the Bonds in such jurisdiction.  The distribution of this press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

Stabilisation/FSA

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States.  The securities referred to herein (including the Bonds and the shares of Seadrill) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the securities described herein would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States.  No offering of the Bonds is being made in the United States.

This press release is only being distributed to and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) high net worth entities falling within Article 49(2) of the Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "relevant persons").  The Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this press release or any of its contents.